November 13, 2020


              VIA E-MAIL

              Rebecca Malanga, Esq.
              Senior Director and Counsel
              Equitable Financial Life Insurance Company
              1290 Avenue of the Americas
              New York, NY 10104

              Re:            Separate Account No. 70 of Equitable Financial
Life Insurance Company
                             Initial Registration Statement on Form N-4
                             File Nos. 333- 248863; 811-22651

                             Equitable Financial Life Insurance Company
                             Initial Registration Statement on Form S-3
                             File No. 333-248967

              Dear Ms. Malanga:

                      On September 17, 2020 and September 22, 2020 you filed the above-referenced initial registration statements on Form N-4 and Form S-3, respectively, on behalf of Equitable Financial
              Life Insurance Company (the    Company   ) and its separate
account. Based on the Company   s
              representations in the letters accompanying the registration statements, we have given the registration statements a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.

                      2. Please update the Contract   s series/class
identifiers on Edgar to reflect the new name of
                         the separate account.




              1
                  Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.



     Rebecca Malanga, Esq.
    November 13, 2020
    Page 2 of 14

       3. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

       4. The supplement for the Structured Investment Option is potentially confusing for investors, and requires a side-by-side comparison of its reading with the Form N-4 prospectus. In accordance with plain English principles, please eliminate the supplement and describe the relevant SIO provisions in the Form N-4 prospectus as per staff comments provided below.

    FORM N-4 PROSPECTUS

    Cover Page

       5. The prospectus describes a new contract. Accordingly, please remove the statement that the prospectus supersedes all prior prospectuses and supplements.

       6. In the first paragraph, please clarify that the Investment Edge 21.0 is a variable and index-linked deferred annuity contract. Please state that index-linked annuity contracts are complex insurance and investment vehicles, and investors should speak with a
          financial professional about the contract   s features, benefits,
risks, and fees, and whether
          the contract is appropriate for the investor based upon his or her financial situation and objectives. Please provide corresponding disclosure on the cover page of the Form S-3 prospectus.

       7. Please disclose that the Investment Edge ADV series is available through advisors who charge an advisory fee for their services, and that this fee is in addition to contract fees and expenses. Please further state that if an owner elects to pay the advisory fee from his or her account value, then this deduction will reduce the standard death benefit and the
          Return of Premium death benefit, and may be subject to federal and state income taxes and a 10% federal penalty tax.

       8. Please note that one of the available investment options under the contract is the
          Structured Investment Option (   SIO   ), and prominently disclose
that contract owners
          should carefully read the accompanying SIO prospectus, which contains additional information relating to the SIO. Please also state how an owner may obtain a copy of the
          SIO prospectus.

    Definitions of Key Terms (pages 5-6)

       9. The defined term    contract date anniversary    is sometimes
referred to throughout the
          prospectus as    contract anniversary date.    Please revise for
consistency.

    Investment Edge Series at a Glance     Key Features (pages 10-13)

       10. Please briefly mention the SIO as an investment option under the contract.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 3 of 14

       11. Please briefly describe the amount to be refunded upon cancellation of the contract.

    Fee Table (pages 14-16)

       12. Please include in the fee table all fees and charges under the contract, including the contract fee assessed on the Segment Maturity Date on amounts allocated to the SIO and the Segment Interim Value applied on transfer, death, surrender, or withdrawal from a
           Segment. See Instruction 15 to Item 3(a) of Form N-4; see also Disclosure of Costs and
           Expenses by Insurance Company Separate Accounts Registered as Unit Investment
           Trusts that Offer Variable Annuity Contracts, Inv. Co. Act Rel. No. 25802 (Nov. 13,
           2002) (   [w]e are adopting, as proposed, an instruction to the fee
table of Form N-4 that
           would require registrants to disclose all recurring fees and charges
.. . .). Please make
           similar revisions in    Charges and Expenses     Separate Account
Annual Expenses.

       13. In the second paragraph, please state that the fees and expenses for the Investment Edge
           ADV series do not reflect any advisory fees paid to investment advisers from account value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

       14. In accordance with plain English principles, please ensure that each footnote to the fee table is on the same page as the text to which it relates.

       15. Please clarify in footnote 2 that the withdrawal charge percentage is measured based on the number of years since receipt of the contribution to which the charge relates. To
           avoid confusion, please remove references to    contract year
when describing how the
           withdrawal charge is calculated. Please make corresponding revisions to the withdrawal charge discussion on page 59 of the prospectus.

       16. In the narrative preceding the range of Total Annual Portfolio Operating Expenses, please make clear that such expenses are shown for the period ending December 31, 2019.

       17. Please state that the expense examples assume that all account value is invested in the variable investment options, and clarify that the maximum Return of Premium death benefit charge is reflected. Please also state that the expense examples for the Investment
           Edge ADV series do not reflect any advisory fees paid to investment advisers from account value or other assets of the owner, and that if such fees were reflected, costs would be higher.

       18. In the expense examples, please clarify in the headings which example reflects if an owner annuitizes the contract at the end of the applicable time period. See Item 3 of
           Form N-4.

    What are Your Investment Options Under the Contract? (page 20)

       19. Please briefly describe the SIO investment option under the contract.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 4 of 14

    Return of Premium Death Benefit (pages 37-38)

        20. The charge for the Return of Premium death benefit is a percentage of the Return of
           Premium death benefit base. Please state when this benefit base is calculated (e.g., on each contract date anniversary, each time a withdrawal is taken or a contribution is made, etc.).

        21. When stating in the $10,000 withdrawal example that the Return of Premium death benefit base would be reduced to $87,500, please state the death benefit amount both before and after the withdrawal. Please also state prominently that a withdrawal could reduce the death benefit by substantially more than the actual amount of the withdrawal.

        22. If an owner has authorized his or her advisor to take withdrawals of advisory fees from an
            Investment Edge ADV series, then please state whether these deductions will reduce the death benefit base on a dollar-for-dollar basis or proportionately. If such withdrawals will be treated as a proportionate reduction, please include prominent disclosure that deductions of the advisory fee from account value could reduce the Return of Premium death benefit significantly, and by substantially more than the actual amount of the deductions. Please provide an example demonstrating the impact of advisory fee deductions on the Return of Premium death benefit over a ten-year period.

    Determining Your Contract   s Value (page 44)

        23. When defining the Contract   s account value and cash value here
and throughout the
            prospectus, please clarify that these values include amounts allocated to the SIO. The current disclosure suggests that amounts allocated to the SIO are not included in such values.

        24. Please disclose that for the Investment Edge ADV series, the deduction of advisory fees from account value will result in a decrease in units in the variable investment options.

    Partial Withdrawals (page 47)

        25. The prospectus states that if an owner of the Investment Edge ADV series has authorized his or her advisor to take withdrawals of advisory fees from the account value, then such withdrawals may be a taxable event. Accordingly:

               a) Please disclose that the Company will treat the deduction of these fees as withdrawals under the contract, and describe how these withdrawals will reduce the account value, the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program. Please also make clear whether withdrawal charges will apply to each deduction and whether such deductions will count toward the annual free withdrawal amount. Please provide corresponding disclosure in the sections of the prospectus that discuss the death benefits, the Income Edge payment program, and withdrawal charges.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 5 of 14

              b) Please describe the tax consequences of treating the deduction of advisory fees as withdrawals (e.g., the deduction could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before age
59   ). Please
                 provide corresponding disclosure, and any other related tax disclosures, in the Tax
                 Information section of the prospectus

              c) Please explain how and when the advisory fee is deducted (e.g., pro-rata from each investment option on an annual basis), as well as the basis upon which the fee is calculated (e.g., as a percentage of account value). Please explain whether such deductions will be made from the SIO Segments, and if so, how that will impact the SIO Segments and the Segment Interim Value calculation. Please also explain how an owner may terminate his or her authorization to deduct advisory fees from the contract.

              d) Given the significant effect such reductions could have on contract benefits, please state that owners should discuss with their advisers the impact of deducting advisory fees from account value prior to making any election to do so.

    How Withdrawals Are Taken From Your Account Value (page 53)

       26. In the first paragraph, please state that if there is insufficient value or no value in the
           Dollar Cost Averaging program to be withdrawn or paid under the Income Edge program, then any additional amount or the total amount of the withdrawal will be withdrawn from the Segment Type Holding Accounts, and if there is insufficient value or no value in the holding accounts, any additional amount or the total amount of the withdrawal will be withdrawn pro rata from the Segments.

       27. Please clarify in the second paragraph that if an owner is taking automated withdrawals from specific variable investment options and the value in such options drops below the requested withdrawal amount, then the requested amount will be taken on a pro rata basis from all other investment options, including the SIO.

    Effect of Withdrawals on Your Return of Premium Death Benefit (page 53)

       28. Please more clearly explain in the disclosure what is meant by the Return of Premium
           death benefit being reduced on a    pro rata basis.    Please state
that any withdrawal could
           reduce the Return of Premium death benefit by substantially more than the actual amount of the withdrawal. Please also state that it may not be in the owner s best interest to make ongoing withdrawals such as advisory fee deductions, systematic withdrawals, or lifetime required minimum distribution withdrawals if the Return of Premium death benefit is elected.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 6 of 14

    When to Expect Payments (page 54)

       29. Please clarify that the Company will make payments within seven calendar days after receipt of the transaction request. See Section 22(e) under the Investment Company Act of 1940.

    Your Annuity Payout Options (pages 54-56)

      30. Please clarify when annuity payments are based on the account value and when they are based on the cash value.

    Charges and Expenses     Separate Account Annual Expenses (pages 57-58)

       31. As noted above in comment 12, please revise the discussion on separate account annual expenses to clarify that the contract fee is assessed on the entire account value, including amounts allocated to the SIO. Please include in this discussion the disclosure from the
           SIO supplement under    The Contract Fee     Segments,    which
explains when the contract
           fee is calculated and charged with respect to the SIO.

    Charges and Expenses     Account Value Charges     Contract Maintenance Fee
(page 58)

       32. In the second paragraph, please state that if there is insufficient value or no value in the
           Dollar Cost Averaging program to deduct the contract maintenance fee, then any remaining portion of the fee or the total fee will be deducted from the Segment Type
           Holding Accounts, and if there is insufficient value or no value in the holding accounts, any remaining portion of the fee will be deducted pro rata from the Segments.

    Charges and Expenses     Return of Premium Death Benefit Charge (page 60)

       33. In the second paragraph, please state that if there is insufficient value or no value in the
           Dollar Cost Averaging program to deduct the Return of Premium death benefit fee, then any remaining portion of the fee or the total fee will be deducted from the Segment Type
           Holding Accounts, and if there is insufficient value or no value in the holding accounts, any remaining portion of the fee will be deducted pro rata from the Segments.

       34. The Return of Premium death benefit charge is deducted annually on the contract date anniversary. Please state when the Return of Premium death benefit charge is calculated
           (e.g., daily, annually, upon each withdrawal or contribution, each time the Return of
           Premium death benefit base is calculated, etc.). Please briefly describe what is provided in consideration for this charge. Item 6(a) to Form N-4.

       35. Please briefly describe the Return of Premium death benefit base calculation, and provide a cross-reference to the more detailed discussion in the Return of Premium death benefit section.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 7 of 14

        36. In the third paragraph, the Company reserves the right to increase or decrease the fee for the Return of Premium death benefit. Please make clear that the Company will not increase this fee above the maximum charge of 0.50%.

        37. Please state that if the contract is surrendered or annuitized or the death benefit is paid on any date other than the contract date anniversary, or if the Return of Premium death benefit is terminated on the Income Edge Effective Date, then a pro rata portion of the
            Return of Premium death benefit charge will be applied from the beginning of the contract year through the date of termination, death, or annuitization.

        38. When stating that an owner may not terminate the Return of Premium death benefit later
            than the    date    before the fee change effective date, please
clarify whether this date is the
            business day preceding the fee change effective date. Please state that if the rider is terminated, a pro rata amount of the current fee will be applied from the beginning of the contract year through the date of termination. Please also make clear that if the rider is terminated, it may not be reelected.

        39. If true, please more clearly state in the third paragraph that while any new fee will not be deducted until the next contract date anniversary, it will be effective from the beginning of the contract year in which the fee change occurred.

        40. The disclosure distinguishing between a fee change in the first two contract years and a fee change thereafter is confusing. Please remove this disclosure and simply state that the Company may notify owners of a change in the fee during the first two contract years, but such change will not be effective any earlier than the first business day following the second contract date anniversary.

        41. Please explain that because the Return of Premium death benefit charge is based on the
            Return of Premium death benefit base rather than current account value, there is a risk that the deduction of this charge could cause the contract to terminate, particularly if the account value is low in comparison to the Return of Premium death benefit base.

    About the General Account (pages 85-86)

        42. Please remove the disclosure in the last paragraph stating that the Company has been advised that the staff of the SEC has not reviewed the portions of the prospectus that relate to the general account.

        43. Please revise the last sentence of this section to state that disclosure relating to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Rebecca Malanga, Esq.
    November 13, 2020
    Page 8 of 14

    Appendix I     Condensed Financial Information

       44. If true, please disclose that condensed financial information has been provided for subaccounts under the Investment Edge Select series, but has not been provided for any subaccount offered under the Investment Edge series or Investment Edge ADV series because no such subaccount had commenced operations as of the date of the prospectus.
           Alternatively, if any subaccount of either or both of those series has been previously made available under any other contract offered through the same separate account (e.g., the other contract also has the same underlying fund option and contract fee), then please include the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See
           Instruction 1 to Item 4(a) of Form N-4.

    Appendix VII     Exchange Program

       45. In the comparison table, please indicate that the Structured Investment Option is available under the new contract, as the table currently states that it is not offered. Please include a footnote briefly describing the Structured Investment Option.

       46. In footnote 5, please update the reference to footnote 5.

    FORM S-3 PROSPECTUS

    Cover Page

       47. Please remove the statement that an owner should read the Trust prospectuses for more information about the portfolios, as the prospectus does not reference the portfolios described in the Form N-4 prospectus. Similarly, please remove the Rule 30e-3 disclosure. Please state that the prospectus should be read along with the variable annuity prospectus for the Investment Edge 21.0 contract.

       48. In the second paragraph, please clarify the references to    all
variable annuity contracts,
           as the SIO is only available with the Investment Edge 21.0 contract.

       49. In the first sentence of the fourth paragraph, please clarify that
the    set period    for any
           Segment is one-year. At the end of this paragraph, please state that the risk of loss of principal can become greater in the case of an early withdrawal, surrender, death, or transfer due to charges and adjustments imposed on those distributions.

    Contents of this Prospectus (page 3)

       50. Please update the table of contents (e.g., remove references to fee table examples, condensed financial information, and the Statement of Additional Information table of contents, which are not described in the Form S-3 prospectus), as well as references to certificates and group contracts in the narrative following the table, as the contract is only offered on an individual basis.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 9 of 14

    Structured Investment Option at a Glance     Key Features (pages 6-7)

        51. As noted later in the prospectus, please state in this section that the Company will announce Performance Cap Rates at least two weeks before the Segment Start Date, and disclose where such rates may be found.

        52. Please clearly state in the seventh bullet that the Segment Interim Value calculation may reduce the amount paid upon death, surrender, or free look prior to the Segment Maturity
            Date, and will reduce the amount in a Segment following a transfer or withdrawal prior to the Segment Maturity Date, perhaps by more than the amount of the transfer or withdrawal. Please make corresponding changes to page 9 of the prospectus.

        53. In the chart comparing the Segment Types, please include the available Indices for the
            Standard Segment Type and for the Step-Up Segment Type.

        54. In the narrative following this chart, and elsewhere in the prospectus, there are references to the possibility of Segment Durations existing for longer than one year, although all
            Segment Durations are for only a one-year period. To avoid investor confusion, please remove this disclosure, and revise the disclosure on page 14 that references a six-year duration. Please also remove the statement here and throughout the prospectus that the highest level of protection is the -10% Segment Buffer, as this is the only level of protection under the SIO. Similarly, please remove the disclosure on pages 10 and 14 of the prospectus that states that Standard Segment Types with greater protection tend to have lower Performance Cap Rates than other Standard Segment Types that use the same
            Index and duration but provide less protection.

        55. In the penultimate paragraph of this section, please replace the
term    Segment Investment
            Option    with    Structured Investment Option.

    Fee Table (page 8)

       56. Please clarify in the narrative preceding the table that the table also describes fees and expenses that an investor will pay when making transfers.

       57. Please revise the Segment Interim Value line item to clarify that it is also applied upon death prior to the Segment Maturity Date.

       58. Please move the reference to footnote 3 in the table to the narrative preceding the table, as footnote 3 relates to the contract fee in addition to the Segment Interim Value calculation.

    Risk Factors (pages 9-11)

        59. In the first bullet, please state that the risk of loss of principal can become greater in the case of an early withdrawal, surrender, death, or transfer due to charges and adjustments
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 10 of 14

           imposed on those distributions, and that this may occur even if index performance has been positive. Please also note that ongoing charges such as the contract fee could also cause amounts to be less than what has been invested.

        60. The third and fourth paragraphs state the same information regarding the -10% Segment
            Buffer. Please remove the fourth paragraph, and clarify in the third paragraph that the buffer operates in this manner for both the Standard and Step Up Segments.

        61. When describing the Segment Interim Value in the sixth primary bullet (and related sub-
            bullets) on pages 9 and 10, please ensure that all references to withdrawals also include
            transfers (e.g.,    [a]ll other factors being equal, the Segment
Interim Value would be
            lower the earlier a withdrawal or surrender is made during a
Segment   ).

        62. In the second primary bullet on page 10, please specify how index performance will be measured if the index is changed before the segment maturity date (e.g., performance will be recalculated as if the new index had been in place from the beginning of the segment).
            Please provide corresponding disclosure on page 19 of the prospectus.

        63. Please rewrite the third primary bullet on page 10 in accordance with plain English principles. In doing so, please clarify what is meant by the
statement that    a Segment
            cannot be matured until after the scheduled Segment Start Date, when no Segments mature prior to the Segment Start Date. Please also explain why an Index may not publish its value on a Segment Maturity Date. Please clarify what happens on the
            Segment Maturity Date (e.g., will the Company create new Segments of Segment Types that utilize unaffected Indices, or will the Company transfer the value to a Segment Type
            Holding Account?), and explain why amounts may be transferred to a new Segment or to a Segment Type Holding Account, but will not be transferred in accordance with the
            owner   s allocation instructions.

        64. With respect to any Index with significant exposure to non-U.S. companies in emerging and frontier markets, please provide disclosure with respect to the following risks:

             a) the potential for errors in Index data, Index computation, and/or Index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards;

             b) the potential significance of such errors on the Index   s
performance;

             c) limitations on the Company   s ability to oversee the Index
provider   s due diligence
                process over Index data prior to its use in Index computation, construction, and/or rebalancing;
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 11 of 14

             d) the rights and remedies associated with investments that track an Index comprised of foreign securities may be different from investments that track an Index of domestic securities; and

             e) risks associated with investments in China.

        65. Regarding the last bullet on page 11 preceding the COVID-19 discussion, please include the Return of Premium death benefit charge when describing the calculation of the
            Segment Rate of Return. Please make corresponding revisions on page 14, when providing narrative examples of the Standard Segments and Step Up Segments, and on
            page 17, when describing the Segment Rate of Return.

    How to Reach Us (Pages 12-13)

        66. Please clarify that market timing and disruptive transfer activity cross-references here and elsewhere in the prospectus are to the variable annuity contract prospectus.

    Indices (page 15)

        67. Please revise the description of the NASDAQ-100 Price Return Index to clarify that this index includes securities of 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market.

    Segment Participation Requirements (page 16)

        68. In the second paragraph, please remove the statement that transfers are not permitted into or out of a Segment before the Segment Maturity Date.

    Standard Segment Examples and Step Up Segment Examples (pages 18-19)

        69. Please clearly state that the Standard Segment and Step Up Segment examples assume the purchase of the Investment Edge Select series (the most expensive series), and revise all examples to reflect a contract fee of 1.25%.

        70. The fee table states that the contract fee is a percentage of the Segment Investment.
            However, the examples illustrate the contract fee as a 1.00% reduction in the Segment
            Rate of Return, rather than a 1.00% fee assessed against a $1,000 Segment Investment that results in a $10 reduction in the Segment Maturity Value. Moreover, the charges section of the prospectus states that the contract fee is a percentage of the Segment
            Investment, but also states that this fee is deducted when calculating the Segment Rate of
            Return. While the mathematical result may be the same, please reconcile the description of the calculation in the three sections of the prospectus to avoid investor confusion.

        71. Please include an example for the Step Up Segments that demonstrates a decrease in the
            Segment Investment.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 12 of 14


        72. Please provide examples that include the Return of Premium death benefit charge.

    Your Account Value in the Structured Investment Option (page 20)

        73. Please revise the second paragraph to clarify that the Segment Interim Value calculation may reduce the Segment Investment, and therefore the amount paid upon death, surrender, or free look. Please also make clear that the amount remaining in a Segment following a transfer or withdrawal will be reduced based on the Segment Interim Value calculation, and that this amount could be more than the amount of the transfer or withdrawal. Further, as the SIO does not have a loan option, please remove the reference to loans.

        74. In the fourth paragraph, please make clear in the disclosure the
two values    referenced
            in the penultimate sentence. Please also explain, here and in Appendix I, how the
            Segment Interim Value calculation reflects a deduction for the Return of Premium death benefit charge.

    Structured Investment Option   s Charges and Expenses (pages 20-21)

        75. In the second paragraph under contract fee, please specify each series of the contract and its corresponding contract fee percentage. Please also explain what is meant by the
            statement that the Segment Investment is    also    reduced if a
portion of the contract fee is
            deducted as part of the Segment Interim Value calculation, when the preceding sentence already states that a pro rata portion of the charge is deducted as part of the Segment
            Interim Value calculation.

        76. Please explain here and in the Form N-4 prospectus whether the account value utilized in the Breakpoint Credit calculation includes amounts allocated to the SIO, and whether contract fees deducted from SIO Segments are eligible for breakpoint reductions.

        77. Please remove the sections on the contract maintenance fee and the Return of Premium death benefit charge, as per comments 32 and 33 above.

    Transfers (page 21)

        78. Please prominently state that transfers from a Segment prior to the Segment Maturity
            Date reduce the Segment Investment on a pro rata basis by the same proportion that the
            Segment Interim Value is reduced on the date of the transfer. Please state that this amount could be more than the amount of the transfer.
        79. Please state the maximum number of active Segments allowed under the contract.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 13 of 14

    How Distributions, Including Withdrawals, are Taken from Your Account Value Under the
    Structured Investment Option (page 22)

       80. In the penultimate paragraph, please state that the Segment Investment could be reduced by more than the amount of the withdrawal.

    Incorporation of Certain Documents by Reference (p. 24)

       81. Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K (e.g., Form 10-Q filed by the
           Company on August 5, 2020). See Item 12(a)(2) of Form S-3.

    Appendix I: Segment Interim Value

       82. Please confirm that the examples assume the purchase of the Investment Edge Select series with a contract fee of 1.25%, and provide disclosure to that effect.


                                                 ********


            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
     Rebecca Malanga, Esq.
    November 13, 2020
    Page 14 of 14



            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                       /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel